# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OceanaGold Corp, CIK 0001487326
CUSIP: 675222400
Title of class of securities: Common Shares
Address of issuer's principal executive offices: LEVEL 5, 250 COLLINS STREET, MELBOURNE, VIC, Australia (C3), 3000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- VAN ECK ASSOCIATES CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 17,430,104; sole dispositive power 17,496,586; aggregate amount beneficially owned 17,496,586 (7.55% of the class)

## Item 1. Issuer
Name of issuer: OceanaGold Corp
Address of issuer's principal executive offices: LEVEL 5, 250 COLLINS STREET, MELBOURNE, VIC, Australia, 3000

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 17,496,586
Percent of class: 7.55
Sole power to vote or to direct the vote: 17,430,104
Sole power to dispose or to direct the disposition: 17,496,586

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VAN ECK ASSOCIATES CORP: Ashley Sousa, Ashley Sousa, AVP, Van Eck Associates Corporation (08/14/2025)